EXHIBIT 99

Corus Group plc

21 March 2007

Corus Group plc

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Corus Group plc confirms that, as at the time of this announcement, it had the following relevant securities in issue (including any ordinary shares represented by American Depositary Shares but excluding any ordinary shares held in treasury):

-	946,263,969 ordinary shares of 50p each under ISIN code GB00B127GF29.

-	4.625% convertible subordinated bonds due 2007 amounting to NLG 334,309,000 convertible into 19,316,965 ordinary shares of Corus Group plc. The ISIN code for these securities is NL0000183184.

Each American Depositary Share of Corus Group plc represents two ordinary shares of Corus Group plc.